
05058569

TOTAL OF SEQUENTIALLY NUMBERED PAGES 1
Exhibit Index on Sequential Numbered Page 14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one)

[x] Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act Of 1934 [No Fee Required]

For the period year ended December 31, 2004

or

[ ] Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934 [No Fee Required]

For the transition period from ____________ to ___________.

Commission File Number 1-5057

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OFFICEMAX, INC. SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

OFFICEMAX INCORPORATED
150 Pierce Road
Itasca, Illinois 60143



KPMG LLP
Suite 600
205 North 10th Street
PO Box 7787
Boise, ID 83707-1787

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Savings Plan Committee of the OfficeMax, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the OfficeMax, Inc. Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4(j) – schedule of reportable transactions is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Boise, Idaho
June 27, 2005

OFFICEMAX, INC.
SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2004	December 31, 2003
Investments:		
Mutual funds	-	30,886,641
Common stock	-	14,022,140
Participant loans	-	1,301,866
Total Investments	-	46,210,647
Net assets available for benefits	$ -	$ 46,210,647

See accompanying notes to financial statements.

OFFICEMAX, INC.
SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PLAN YEAR ENDED DECEMBER 31, 2004

Additions:		
Net realized and unrealized appreciation in fair value of investments	$	1,294,400
Interest and dividend income		1,507,885
Contributions:		
Participant		6,664,154
Employer		2,365,806
		11,832,245
Rollovers into plan		501,080
Total additions		12,333,325
Deductions:		
Participant withdrawals and terminations		6,168,887
Administrative expenses		100
Transfers to due to fund merger		52,374,985
Total deductions		58,543,972
Net decrease		46,210,647
Net assets available for benefits, beginning of year		46,210,647
Net assets available for benefits, end of year	$	-

See accompanying notes to financial statements.

OFFICEMAX, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the OfficeMax, Inc. Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL. The Plan is a defined contribution plan containing a "cash or deferred arrangement" as described in Section 401(k) of the Internal Revenue Code of 1986 (Code), sponsored and maintained by OfficeMax, Inc. On December 9, 2003, OfficeMax Incorporated (formerly Boise Cascade Corporation) (the "Company" or the "Employer") acquired OfficeMax, Inc. The Plan covers all employees in our OfficeMax, Inc. subsidiary. Since February 1, 2002, the assets of the Plan have been maintained and transactions therein have been executed by Franklin Templeton Bank and Trust, F.S.B. (the "Trustee"). The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is intended to be an "individual account plan" in accordance with Section 404(c) of ERISA, and is intended to satisfy the requirements of Department of Labor Regulation § 2550.404c-1.

On December 31, 2004, the Company merged the Boise Cascade Corporation Qualified Employee Savings Trust, Boise Cascade Corporation Retirement Savings Plan and OfficeMax, Inc. Savings Plan into the Boise Cascade Corporation Savings and Supplemental Retirement Plan. This left the Company with one consolidated savings plan. The resulting combined Boise Cascade Corporation Savings and Supplemental Retirement Plan was moved out of the OfficeMax Master Trust (Master Trust) effective January 1, 2005, and renamed the OfficeMax Savings Plan. The Plan is now part of a bundled service arrangement at Citistreet Investment Services, with new investment options and a trust arrangement separate from the Master Trust.

As a result of these changes, there were no assets in this Plan as of December 31, 2004.

ELIGIBILITY. Generally, all full and part-time employees of OfficeMax, Inc. were eligible to participate in the Plan. Participation dates were January 1, April 1, July 1, and October 1 of each year. Employees were eligible to participate in the Plan on the first participation date on or after three consecutive months of employment with 250 hours of continuous service and attaining age 21. As of January 1, 2000, the Plan was expanded to include resident Puerto Rican employees.

CONTRIBUTIONS. Eligible employees could elect to contribute a portion of their compensation consisting of base pay and overtime. Employees could contribute between 0% and 50% of their compensation (employees that are residents of Puerto Rico could contribute between 2% and 10% of their compensation), subject to statutory limitations. Additionally, participants could rollover distributions from other qualified pension or profit sharing plans.

From January 1, 2003 to December 9, 2003, employer matching contributions were made in OfficeMax common stock equal to 50% of the first 3% of eligible participant contributions. Beginning December 10, 2003 and during plan year 2004, the employer matching contributions are made in cash. The matching contributions were equal to 50% of the first 6% of eligible participant contributions for 2004. The amount of employer matching contributions made with respect to any plan year, if any, shall be determined solely by action of the OfficeMax Incorporated Board of Directors.

PARTICIPANT ACCOUNTS. Separate total accounts were established and maintained for each participant in the Plan and consisted of the following: i) an employee contribution account; ii) an Employer contribution account; and iii) a rollover account, if applicable. Within each of the accounts listed, separate records were maintained reflecting contributions, investment gains and losses, distributions, loans, withdrawals, and transfers of the portion of each account invested in available funds of the Trustee. The net value of each participant account was established each day the New York Stock Exchange was open for business. Allocations of investment gains and losses were based on participant account balances, as defined in the Plan. The benefit to which a participant was entitled was the benefit that can be provided from the participant's vested account.

VESTING. Participants were immediately vested in their contributions plus actual earnings or losses thereon. Participants hired on or after January 1, 2004 were 100% vested in employer's matching contributions plus actual earnings or losses thereon after 3 years of service. Vesting for participants hired before January 1, 2004 were as follows: 50% after 2 years of service and 100% after 3 years of service.

At December 31, 2004 and 2003, forfeited non-vested accounts totaled $39,401, and $176,893, respectively. Forfeited accounts were first applied to restore amounts previously forfeited by participants when required by the Plan and any remaining amounts were used to reduce future employer matching contributions. In 2004 and 2003, all forfeited amounts were used to reduce employer matching contributions.

INVESTMENT OPTIONS. Participants could direct their contributions in any of the following investment options:

Franklin Stable Value Fund - A collective investment fund designed to provide a high level of income by investing in high-quality investment contracts issued or sponsored by insurance companies, banks, and other financial institutions.

PIMCO Total Return II Institutional Fund - Designed to seek maximum total return through the investment of at least 65% of its assets in a diversified portfolio of fixed income instruments of varying maturities. The fund may invest only in investment grade U.S. dollar denominated securities.

Franklin Capital Growth Fund - Designed to seek capital appreciation through investments in equity securities diversified across a wide range of industries. The fund may invest in securities of any size market capitalization, including a significant portion of its assets in companies falling within the small-cap and mid-cap ranges.

Franklin Income Fund - Designed to maximize income while maintaining prospects for capital appreciation. This fund has a diversified portfolio of stocks, bonds and cash equivalents from the United States and abroad, offering the steady income potential of bonds and the growth opportunities of stocks.

MFS Total Return Fund - Designed to maximize capital appreciation by investing between 40% and 75% of its assets in common stock and related securities. The fund also has a target allocation of 25% of assets in fixed income securities.

Franklin Balance Sheet Investment Fund - Designed to seek high total return through capital appreciation and income. The fund invests in equity securities of companies that represent intrinsic values not reflected in the company's current market value.

Gabelli Asset Fund - Designed to provide growth of capital and current income by primarily investing in common stocks, preferred stocks and may also invest in securities which may be converted into common stocks. The fund may also invest in foreign securities.

Templeton Foreign Fund - Designed to seek long-term capital growth by investing mainly in equity securities of companies located outside the United States, including emerging markets.

PIMCO Stocks PLUS Institutional Fund - Designed to exceed the total return of the Standard & Poor's 500 by investing under normal circumstances substantially all of its assets in Standard & Poor's 500 derivatives, backed by a portfolio of fixed income instruments. Investments consist of common stocks, options, futures, options on futures and swaps.

Oppenheimer Global Fund - Designed to seek capital appreciation by mainly investing in common stocks of companies in the United States and foreign companies. The fund can invest without limit in foreign securities and can invest in any country, including countries with developed or emerging markets.

OfficeMax Incorporated Common Stock Fund - Designed to offer employees the opportunity to invest in the common stock of OfficeMax Incorporated, which is listed on the New York Stock Exchange and traded under the symbol OMX. All stock is purchased on the open market at current market prices.

Participants could specify, in 1% increments from 0% to 100%, the percentage of all future contributions to be invested in each investment fund. There was no limit as to the number of changes participants could make to their investment options.

The Plan's mutual fund assets were maintained and transactions therein executed by the Trustee.

PARTICIPANT LOANS. The Plan included loan provisions for eligible participants. Participants could borrow from their investment fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the current value of their vested account balance. The interest rate on participant loans was equal to the prime rate published in the Wall Street Journal on the first day of the calendar quarter in which the loan is effective plus one percent. Interest rates on loans outstanding at December 31, 2004 and 2003, ranged from 5.00% to 10.50%.

Current employees would pay principal and interest on outstanding loans ratably through payroll deductions over periods ranging from one to five years. Participants who retired, or were terminated prior to meeting their loan obligation, had the option to pay the outstanding balance in total as of the date of retirement, or termination, or have the loan balance outstanding considered a distribution, subject to applicable tax laws.

PARTICIPANT WITHDRAWALS. Active participants were permitted to withdraw all or a portion of their vested accounts upon attaining the age of 59-1/2.

Participant amounts were payable upon retirement, death or other termination of employment and were made in a lump sum. Payment could be directed to the participant via direct rollover to an IRA or other qualified plan. If a participant's account balance exceeded $5,000, the participant could elect to defer receipt until retirement or such later date as specified by the Plan.

It is possible that a participant would receive less than the aggregate total amount of contributions should the market value of the funds decrease.

2. SUMMARY OF ACCOUNTING POLICIES

The Plan followed the significant accounting policies listed below:

BASIS OF ACCOUNTING. The financial statements of the Plan were prepared on the accrual basis of accounting in accordance with US generally accepted accounting principles.

USE OF ESTIMATES. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

PAYMENT OF BENEFITS. Withdrawals and terminations were recorded when paid. At December 31, 2004 and 2003 no withdrawals or terminations were transacted but not yet paid.

CONTRIBUTIONS. Employee and Employer contributions were recorded in the period during which the Company makes the related payroll deductions from the Plan participant's earnings.

ADMINISTRATIVE EXPENSES. Under the provisions of the Plan, OfficeMax, Inc. could elect to pay certain expenses on behalf of the Plan. Such expenses included, but were not limited to, the compensation of consultants, accountants, legal counsel and other specialists. During 2004, OfficeMax, Inc. elected to pay certain of these expenses. The Plan incurred administrative expenses of $100 for the year ended December 31, 2004.

INVESTMENT VALUATION AND INCOME RECOGNITION. Plan investments are stated at fair market value. Mutual fund investments are valued at net asset value, representing the value at which shares of the fund may be purchased or redeemed, which represents fair market value. The loan fund is valued on the basis of undiscounted estimated future receipts. Investments in the OfficeMax Incorporated Common Stock Fund are valued at the closing price of the Company's Common Stock as reported on the New York Stock Exchange Consolidated Transaction Reporting System.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

The change in the difference between the current fair market value of investments at the end of the year, less the current fair market value of investments at the beginning of the year (or acquisition cost, if acquired during the year), is reflected in the statement of changes in net assets available for plan benefits as net realized and unrealized appreciation (depreciation) in fair value of investments. Gains and losses on investments that were both bought and sold during the year are also included in net realized and unrealized appreciation (depreciation) in fair value of investments.

FINANCIAL INSTRUMENTS. The Plan offered a number of investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

The Plan's exposure to a concentration of credit risk was limited by the diversification of investments across eleven participant-directed fund elections. Additionally, the investments within each participant-directed fund election were further diversified into varied financial instruments, with the exception of the OfficeMax Incorporated Common Stock Fund, which invested in securities of a single issuer.

3. PLAN TERMINATION

The Company had the right to terminate the Plan at any time. In the event of Plan termination, participants would have become fully vested in their accounts. The merger of the Plan with the Boise Cascade Corporation Savings and Supplemental Retirement Plan did not constitute a termination (see Note 1).

4. INVESTMENTS

Investments that represented 5 percent or more of the Plan's net assets are as follows:

	December 31, 2004	December 31, 2003
Franklin Stable Value Fund	-	$11,493,419
Franklin Capital Growth Fund	-	4,708,571
MFS Total Return Fund	-	3,224,754
PIMCO Stock PLUS Institutional Fund	-	5,756,861
OfficeMax Incorporated Common Stock Fund (participant-directed)	-	2,540,108
OfficeMax Incorporated Common Stock Fund (nonparticipant-directed)	-	11,482,032

During 2004, the Plan's investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in value as follows:

Common stock	$(385,193)
Mutual funds	1,679,593
Total	$1,294,400

5. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	Year Ended December 31, 2004
Changes in Net Assets:	
Employer contributions	$ 118,033
Interest Income	10
Net realized and unrealized depreciation in fair value of investments	(286,543)
Withdrawals and terminations	(2,318,303)
Transfer to other plan	(8,995,229)
Net decrease in assets	$(11,482,032)

6. RELATED -PARTY TRANSACTIONS

Certain Plan investments and shares of the mutual funds were managed by Franklin Templeton Bank and Trust, the trustee of the Plan. Therefore, transactions in these mutual funds qualify as party-in-interest transactions.

7. INCOME TAX STATUS

The Plan obtained its latest determination letter on December 4, 2003, wherein the Internal Revenue Service stated the Plan as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since filing for the determination letter. However, the Company believes that the Plan, as amended, continues to be in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

SIGNATURES

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OFFICEMAX, INC.
OFFICEMAX, INC. SAVINGS PLAN

Date: June 30, 2005

By: 

Phillip P. DePaul
Senior Vice President and Controller

SCHEDULE 1

OFFICEMAX, INC. SAVINGS PLAN
Schedule H, Line 4 (j) - Schedule of Reportable Transactions
For the Year Ended December 31, 2004

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Lease Rental	Expense Incurred	Cost of Asset	Current Value of Asset	Net Gain/(Loss)
Series of Transactions:								
*Franklin Templeton Bank	OfficeMax Incorporated Common Stock Fund	$ 3,125,666 (a)	$ 100,258 (b)	$ -	$ -	$ 9,806	$ 100,258	$ 90,452

(a) aggregate of 1 transaction
(b) aggregate of 5 transactions

Reportable Transactions for the year ended December 31, 2004, represent a series of transactions involving a nonparticipant-directed issue which exceeded 5% of assets available for plan benefits at the beginning of the year.

*Party-in-interest

OMX 2004_062905_final

OFFICEMAX INCORPORATED
OFFICEMAX, INC. SAVINGS PLAN

INDEX TO EXHIBIT
Filed with the Report
on Form 11-K for the Year Ended
December 31, 2004 and 2003

Reference	Description	Page Number (1)
Exhibit A	Consent of Independent Registered Public Accounting Firm Dated	F-15

(1) This material appears only in the manually signed original of the report on Form 11-K.



KPMG LLP
Suite 600
205 North 10th Street
PO Box 7787
Boise, ID 83707-1787

Consent of Independent Registered Public Accounting Firm

To the Board of Directors and the Savings Plan Committee of the OfficeMax, Inc. Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-113648) on Form S-8 of OfficeMax Incorporated of our report dated June 27, 2005, with respect to the statements of net assets available for benefits of the OfficeMax, Inc. Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004, and related supplemental schedule H, line 4(j) – schedule of reportable transactions, which report appears in the December 31, 2004, Annual Report on Form 11-K of the OfficeMax, Inc. Savings Plan.

KPMG LLP

Boise, Idaho
June 29, 2005